TB SA Acquisition Corp

PO Box 1093

Boundary Hall, Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	TB SA Acquisition Corp

Registration Statement on Form S-1

Filed February 12, 2021,

as amended File No. 333-253086

Dear Mr. Gabor:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TB SA Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on March 22, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis International LLP, request by telephone that such Registration Statement be declared effective.

Please contact Cedric Van den Borren of Kirkland & Ellis International LLP, special counsel to the Company, at +44 (0) 20 7469 2380 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Andrew Rolfe
Andrew Rolfe
Chief Executive Officer